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[LOGO - intertape polymer group]

                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

            Intertape Polymer Group Inc. 2001 First Quarterly Report

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

  (Indicate by check mark whether the registrant files or will file quarterly reports under cover Form 20-F or Form 40-F

              Form 20-F   (X)                     Form 40-F    ( )

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   ( )                     No    (X)

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


Intertape Polymer Group Inc.

May 24, 2001                     By: /s/ Angela Massaro-Fain
                                 -----------------------------------
                                 Angela Massaro-Fain
                                 Advertising and Investor Relations Manager
                                 Intertape Polymer Group Inc.


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FIRST QUARTERLY REPORT
                                              MANAGEMENT'S DISCUSSION & ANALYSIS
Safe Harbor Statement

The business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of the Company's common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Quarterly Report as well as other written or oral statements made from time to time by the Company or by our authorized executive officers on our behalf, constitute "forward-looking statements" within the meaning of the United States Federal Private Securities Litigation Reform Act of 1995. The Company intends for its forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the United States Federal Private Securities Litigation Reform Act of 1995, and it sets forth this statement and these risk factors in order to comply with such safe harbor provisions. The reader should note that the Company's forward-looking statements speak only as of the date of this Quarterly Report or when made and IPG undertakes no duty or obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Although Management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risk, uncertainties and other factors that IPG's stockholders and prospective investors should consider include, but are not limited to, the following: the packaging industry is cyclical and is sensitive to changing economic conditions; the Company is in the midst of an industry and general economic slowdown that could materially adversely impact the Company's business; risks associated with pricing, volume and continued strength of markets where the Company's products are sold; the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipated synergies; and the effect of competition on the Company's ability to maintain margins on existing or acquired operations.

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FIRST QUARTERLY REPORT
                                              MANAGEMENT'S DISCUSSION & ANALYSIS

REVIEW OF OPERATIONS

SALES

Net sales decreased 6.2% or $10.5 million compared to the first quarter of 2000. The first quarter of 2000 included revenue of approximately $3.5 million from IFCO, the company that was sold March 31, 2000. The acquisition of United Tape Company (UTC) during the third quarter of 2000, resulted in lost sales to a competitor in the retail market of approximately $6.0 million compared to last year. Sales in the first quarter of 2001 include a net gain of approximately $10.0 million derived by UTC. Revenue declined approximately $11.0 million quarter over quarter when adjusted for above. This decline in sales is related to the slowness of the economy in general in North America and the erosion of export markets due to the strength of the US dollar.

Management believes revenue for 2001 will exceed that of 2000, however, the sluggish economy makes it difficult to predict accurately. The Regional Distribution Center (RDC) in Los Angeles, California opened during the fourth quarter of 2000 and is meeting expectations to increase fill rates (on time delivery of complete orders) from the low 40% to over 95% at the end of the first quarter. IPG operates in a very diverse market and has a wide variety of existing and new products which we feel will provide growth. The four remaining RDCs will be fully operational during the second quarter of 2001. Once completed, the Company's strategy of providing supply chain efficiencies will provide a unique value added to our customers by reducing their costs.

GROSS PROFIT AND GROSS MARGINS

Gross profits were $38.8 million or 24.4% of sales as compared to $38.2 million or 22.6% of sales for the first quarter of 2000. Specific action plans have and should further reduce costs. They are:

     o Organizational structures and business processes have been reviewed to ensure that the Company will maximize

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FIRST QUARTERLY REPORT
                                              MANAGEMENT'S DISCUSSION & ANALYSIS
GROSS PROFIT AND GROSS MARGINS (Continued)

          the service level to its' customers and attain the long-term sales growth objective.

     o Tight controls have been enacted over selling, general and administration costs.

     o A review of all employment positions has already resulted in a reduction in the overall number of employees of approximately 10% by the end of the first quarter.

A plan to reduce working capital with an emphasis on both raw material and finished goods has been implemented. Raw material prices continue to move downwards in most categories except for Polyethylene. In the past, the Company has been successful in maintaining value added as a percentage of selling price and expects to continue to do so. Management expects gross margins should continue to improve during 2001.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative (SG&A) costs were $21.2 million as compared to $20.0 million for the first quarter of 2000. This increase in the amount of $1.2 million is a result of the acquisition of UTC whose SG&A costs were $2.6 million for the first quarter of 2001. Before the inclusion of UTC, SG&A was lowered by $1.4 million. Further reductions are anticipated throughout the year.

OPERATING PROFITS

Operating profits were $17.6 million or 11.1% of sales as compared to $18.2 million or 10.8% of sales for the first quarter of 2000.

EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION
AND AMORTIZATION COSTS (EBITDA)

First quarter of 2001 EBITDA was $22.0 million or $22.7 million excluding severance costs, being 14.3% of

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
FIRST QUARTERLY REPORT
                                              MANAGEMENT'S DISCUSSION & ANALYSIS

sales. This compares to $22.9 million or 13.5% of sales for the first quarter of 2000. As a percent of sales, EBITDA is expected to increase during 2001 as costs are further reduced and volume increases.

EARNINGS

Earnings before income taxes were $5.6 million as compared to $9.3 million for the first quarter of 2000 excluding the gain on sale of the Company's interest in IFCO. The decrease of $3.7 million is a result of increased interest costs of $2.4 million, severance costs of $0.7 million and the effect of lower sales. Interest costs increased as a result of the $30.0 million bridge facility related to the acquisition of UTC during the third quarter of 2000, an overall increase in bank debt of $16.0 million, and an overall increase in borrowing rates quarter over quarter.

EARNINGS PER SHARE (EPS) - CANADIAN AND US GAAP

For the first quarter of 2001, basic and diluted EPS were $0.17 excluding severance costs of $0.02. For the same period last year, basic and diluted EPS were $0.38 and $0.37 respectively or $0.24 and $0.23 respectively excluding the gain on sale of IFCO.

LIQUIDITY AND CAPITAL RESOURCES

Changes in Cash Flow

Cash from operations before funding of changes in working capital was $12.4 million as compared to $22.9 million for the first quarter of 2000. Working capital generated $0.8 million as compared to consuming $18.1 million for the first quarter of 2000. Management is committed to reduce the Company's borrowings by reducing accounts receivable and inventories, and by increasing accounts payable. During the first quarter of 2001, raw materials were reduced by approximately $4.0 million while finished goods increased by almost the same amount. The increase was related to an inventory build-up in the new RDCs as we transition from shipments directly to the

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FIRST QUARTERLY REPORT
                                              MANAGEMENT'S DISCUSSION & ANALYSIS
Changes in Cash Flow (Continued)


customers, to building up stock in the RDCs in order to service the customers. Management anticipates that finished goods should decline as the RDCs are commissioned and that there should be further declines in raw material levels. Overall payables declined as the Company made final payments against 2000 capital expenditures. Management is confident that trade payables will increase during the balance of the year, thus contributing to working capital improvement goals.

CAPITAL EXPENDITURES

Capital expenditures for the first quarter were $12.3 million as compared to $7.9 million for the first quarter of 2000. The first quarter 2001 includes approximately $6.0 million related to carryover projects from 2000 and $6.2 million for new projects. The Company expects that its overall 2001 capital budget of $25.0 million which includes approximately $8.5 million of carryovers will not be materially exceeded.

OTHER FINANCING ACTIVITIES

The Company continued with its issuer bid and purchased for cancellation 118,200 common shares at a premium of $0.2 million for a total cash consideration of $0.9 million. As well, $0.5 million of long-term debt was repaid during the quarter.

CREDIT FACILITIES

Overall borrowings increased $2.6 million during the first quarter of 2001. The Company and its bankers continue to move forward with negotiations to put in place a syndicated replacement facility to replace all current bank arrangements. The new facility which is expected to close the first week of July 2001, will provide the Company with a $50.0 revolving facility secured by trade receivables and inventories and up to $125.0 five year term facility repayable at the rate of $25.0 million 364 days after closing and the balance over eight semi-annual payments of $12.5 million commencing eighteen

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FIRST QUARTERLY REPORT
                                              MANAGEMENT'S DISCUSSION & ANALYSIS

months after closing. The term facility will be secured by a floating charge against assets of certain subsidiaries and a second charge against receivables and inventories.

Meetings were recently held with the Senior Unsecured Note Holders as this proposed new bank facility will require their concurrence. To date, their response has not been received.

BUSINESS ACQUISITIONS

Over the past five years the Company has completed six strategically important acquisitions related to the strategy to either develop or acquire new products to complete the "basket of products" approach to the Company's markets which places us in a unique position. While further acquisitions are probable, Management continues to be focused on the integration of past acquisitions, full implementation of the RDCs, rolling out B2B and e-commerce formats to our customer base and reducing costs throughout the organization.

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

INTERTAPE POLYMER GROUP INC.
CONSOLIDATED EARNINGS
(Unaudited)
In US $'000 (except per share amounts)

                                                                       For the period ended
                                                                            March 31,
                                                                   ---------------------------
                                                                        2001             2000
                                                                   ----------       ----------
Sales                                                                 158,863          169,358
Cost of sales                                                         120,089          131,117
Gross profit                                                           38,774           38,241
                                                                   ----------       ----------
                                                                       24.41%           22.58%
                                                                   ==========       ==========
Selling, general and administrative expenses                           21,168           20,032
Severances                                                                690                -
Amortization of goodwill                                                1,743            1,550
Research and development                                                1,168            1,325
Financial expenses                                                      8,436            5,995
Gain on sale of interest in joint venture                                   -           (5,500)
                                                                   ----------       ----------
                                                                       33,205           23,402
                                                                   ----------       ----------
Earnings before income taxes                                            5,568           14,839
Income taxes                                                            1,392            4,155
                                                                   ----------       ----------
Net earnings for the period                                             4,176           10,684
                                                                   ==========       ==========
Earnings per share
  CDN GAAP - Basic                                                      $0.15            $0.38
  CDN GAAP - Diluted                                                    $0.15            $0.37
                                                                   ==========       ==========
  U.S. GAAP - Basic                                                     $0.15            $0.38
  U.S. GAAP - Diluted                                                   $0.15            $0.37
                                                                   ==========       ==========
Common Shares
Average number of shares outstanding
  CDN GAAP - Basic                                                 27,983,417       28,300,781
  CDN GAAP - Diluted*                                              28,675,701       28,879,770
  U.S. GAAP - Basic                                                27,983,417       28,300,781
  U.S. GAAP - Diluted                                              28,675,701       28,879,770

CONSOLIDATED RETAINED EARNINGS
(Unaudited)
In US $'000 (except per share amounts)

                                                                        2001             2000
                                                                   ----------       ----------
Retained earnings - beginning of period                               116,966           88,422
Net earnings for the period                                             4,176           10,684
Premium on purchase for cancellation of common shares                    (157)            (114)
                                                                   ----------       ----------
Retained earnings - end of period                                     120,985           98,992
                                                                   ==========       ==========

*Note: In the 4th quarter of 2000, Canadian GAAP adopted the US GAAP definition of the diluted earnings per share retroactively.


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INTERTAPE POLYMER GROUP INC.
CONSOLIDATED CASH FLOWS
(Unaudited)
In US $'000

                                                                 For the period ended
                                                                       March 31,
                                                              --------------------------
                                                                  2001           2000
                                                                --------        -------
OPERATING ACTIVITIES

Net earnings for the period                                       4,176          10,684
Non-cash items
  Depreciation and amortization                                   8,040           7,515
  Deferred income taxes                                             192           3,070
  Write-off of capital assets                                        --           1,600
                                                                --------        -------
Cash from operations before funding of
changes non-cash working capital items                           12,408          22,869
                                                                ========        =======

Changes in non-cash working capital items
  Trade and other receivables                                     5,933         (19,847)
  Inventories and parts and supplies                               (527)          1,672
  Prepaid expenses                                                 (217)         (1,500)
  Accounts payable and accrued liabilities                       (4,429)          1,582
                                                                --------        -------
                                                                    760         (18,093)
                                                                --------        -------
Cash flows from operating activities                             13,168           4,776
                                                                ========        =======
INVESTING ACTIVITIES
Capital assets and construction in progress,
  net of investment tax credits                                 (12,286)         (7,870)
Proceed on sale of capital assets                                    --           4,254
Other assets                                                     (1,230)         21,138
                                                                --------        -------
Cash flows from investing activities                            (13,516)         17,522
                                                                ========        =======

FINANCING ACTIVITIES

Net change in bank indebtedness                                   2,603         (21,558)
Repayment of long-term debt                                        (547)           (837)
Issue of Common Shares                                               14              82
Common Shares purchased for cancellation                           (923)           (254)
                                                                --------        -------
Cash flows from financing activities                              1,147         (22,567)
                                                                ========        =======
Net increase (decrease) in cash during the period                   799            (269)
Effect of foreign currency translation adjustments                 (799)            269
                                                                --------        -------
Cash position, beginning and end of period                            --             --
                                                                ========        =======


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INTERTAPE POLYMER GROUP INC.
CONSOLIDATED BALANCE SHEET
(Unaudited)
In US $ '000

                                                             As at March 31,         As at December 31,
                                                         -----------------------    -------------------
                                                          2000            1999             2000
                                                         -------         -------         --------
                          ASSETS

CURRENT ASSETS
Trade receivables                                         94,907         108,888          97,478
Other receivables                                          8,224          11,767          11,659
Inventories                                               87,278          86,300          89,264
Parts & supplies                                          11,744           9,100          10,069
Prepaids expenses                                          6,335           5,705           6,114
Future income tax assets                                  10,606          11,349          10,810
                                                         -------         -------         -------
                                                         219,094         233,109         225,394
                                                         -------         -------         -------
Capital assets & construction in progress                378,956         348,089         374,753
Other assets                                              11,005          10,353          10,636
Goodwill, at amortized cost                              232,049         216,279         234,257
                                                         -------         -------         -------
Total assets                                             841,104         807,830         845,040
                                                         =======         =======         =======

                       LIABILITIES

CURRENT LIABILITIES
Bank indebtedness                                        129,874          32,308         127,333
Accounts payable and accrued liabilities                  75,001          90,338          79,811
Installments on long-term debt                             9,959           2,075           9,532
                                                         -------         -------         -------
                                                         214,834         124,721         216,676

Long-term debt                                           275,702         335,180         276,684
Other liabilities                                          4,500          14,487           4,500
Future income tax liabilities                             37,020          40,764          37,538
                                                         -------         -------         -------
Total liabilities                                        532,056         515,152         535,398
                                                         =======         =======         =======


                   SHAREHOLDERS' EQUITY


Capital Stock and share purchase warrants                186,143         185,039         186,908
Retained earnings                                        120,985          98,992         116,966
Accumulated foreign currency translation adjustments       1,920           8,647           5,768
                                                         -------         -------         -------
Total shareholders' equity                               309,048         292,678         309,642
                                                         -------         -------         -------
Total liability and shareholders' equity                 841,104         807,830         845,040
                                                         -------         -------         -------

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

NOTES TO FINANCIAL STATEMENTS

FIRST QUARTERLY REPORT

NOTE 1.

BASIS OF PRESENTATION

In the opinion of Management, the accompanying unaudited, interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s (IPG) financial position as at March 31, 2001 and 2000 and December 31, 2000 as well as its results of operations and its cash flow for the three months ended March 31, 2001 and 2000.

While Management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements.

NOTE 2.

ACCOUNTING CHANGES

Effective December 31, 2000, IPG has adopted the Canadian Institute of Chartered Accountants recommendations related to the accounting for earnings per share. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. In accordance with the provisions of the new recommendations, IPG has restated the diluted earnings per share for comparative periods.

During the first quarter 2001, IPG has adopted retroactively the Canadian Institute of Chartered Accountants recommendations on the presentation of the interim financial statements. The new recommendations require minimal disclosures including the basis of presentation. These new recommendations also require a comparative balance sheet established as of December 31st.

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
NOTES TO FINANCIAL STATEMENTS

NOTE 3.

EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share:


Three months ended March 31,               2001              2000
                                          -------          --------

Net earnings applicable
  to common shares                        $ 4,176          $ 10,684
                                          =======          ========

Weighted average number of
  common shares outstanding                27,983            28,301
Effect of dilutive stock options
  and warrants                                693               579
                                          =======          ========

Weighted average number
  of diluted common shares
  outstanding                              28,676            28,880
Basic earnings per share                    $0.15             $0.38
Diluted earnings per share                  $0.15             $0.37
                                          =======          ========


NOTE 4.

RE-PRICING OF STOCK OPTIONS

The net earnings reported in the consolidated statements of earnings for 2001 would not be materially impacted under US GAAP by the expense related to the re-pricing of unexercised options.

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INFORMATION REQUEST FORM

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=======================================================

PLEASE FAX A COPY OF THIS PAGE TO:
    The Secretary-Treasurer
    Intertape Polymer Group Inc.
    Fax: (514) 731-5477

CONTACT IPG AT:
    110E Montee de Liesse.
    Montreal, Quebec
    Canada, H4T 1N4
    Toll Free: (866) 202-4713

VIA THE INTERNET:
    Web:      www.intertapepolymer.com
    E-mail:   itp$info@intertapeipg.com